Rule 424(b)(2)

File No. 333-33814

Pricing Supplement dated December 3rd, 2003

to the Prospectus Dated April 12, 2000

and Prospectus Supplement Dated May 31, 2000

Marshall & Ilsley Corporation

Medium-Term Notes, Series E

Due from 9 Months to 30 Years
Trade Date: December 3, 2003	Issue Price: 100%

Original Issue Date: December 15, 2003	Principal Amount: $15,000,000

Maturity Date: December 15, 2023

Interest Rate:	Period		Rate Per Annum
	From (including)	To (including)
	12/15/2003	12/14/2008	5.00%
	12/15/2008	12/14/2013	6.00%
	12/15/2013	12/14/2023	8.00%
Redemption:	The Notes may be redeemed by the Company at 100% of the principal amount beginning December 15, 2004 and each June 15 and December 15 thereafter upon 30 days prior notice.
Survivor's Option	Survivor's have the option to put up to 1% of an issue per year at par.
Interest Payment Dates:	Each June 15 and December 15, commencing June 15, 2004.

Agent and Book-Running Manager:	Citibank Global Markets Inc.

Agent Commission:	2.25%

Proceeds to Company:	97.75% ($14,662,500)

Day Count:	30/360

Country/Currency:	USD

Minimum Denomination:	$1,000 minimum investment with increments of $1,000

CUSIP No.:	57183FY2

Additional Terms:

The Notes will be represented by one or more global certificates in fully registered form. Each global certificate will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of DTC or its nominee.

RISK FACTORS

Your investment in the notes will involve a number of risks. This prospectus supplement and the accompanying prospectus and prospectus supplement do not describe all of these risks. In consultation with your own financial and legal advisors, you should carefully consider, among other matters, the following discussion of risks before deciding whether an investment in the notes is suitable for you.

Redemption We may choose to redeem the notes when prevailing interest rates are relatively low.

We may choose to redeem your notes beginning December 5, 2004. Prevailing interest rates at the time we redeem your notes would likely be lower than the rate borne by the notes as of their original issue date. In the event that prevailing interest rates are relatively low when we elect to redeem notes, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the notes being redeemed. Our redemption right also may adversely impact your ability to sell your notes as the redemption date approaches.

Long-term "step-up" notes are subject to certain risks.

The notes are "step-up" notes. A "step-up" note will pay a fixed interest rate for a defined period of time and will "step up" to a higher, predetermined rate. The initial rate paid on step-up notes is not the yield to maturity.

"Step-up" notes are subject to secondary market risk because the secondary market for the notes may be limited and resale prices of such notes may, at a given time, be more or less than what you paid. In addition, if we redeem the notes, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the notes being redeemed.

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